UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number One to
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)*

Capstone Companies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

14070F102

(CUSIP Number)

Jeffrey Postal and Mindy Postal
333 Las Olas Way
Number 1410
Fort Lauderdale, Florida 33301
(954) 288-8353

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070F102	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal and Mindy Postal (JTWROS)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,749,821
	8.	SHARED VOTING POWER 98,631,927
	9.	SOLE DISPOSITIVE POWER 29,749,821
	10.	SHARED DISPOSITIVE POWER 98,631,927

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,381,748
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWTR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,511,927
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,511, 927
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,511,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14.	TYPE OF REPORTING PERSON (see instructions) OO – Delaware - limited liability company

CUSIP No. 14070F102	13D	Page 5 of 6 Pages

Item 1.  Security and Issuer.

This Amendment One to Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of Capstone Companies, Inc., a Florida corporation, (“Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.  Identity and Background.

(a) This statement is filed by:  (1) Jeffrey Postal and Mindy Postal, spouses, (2) Jeffrey Postal, who is a natural person and an outside director of the Company.   He has various other business and investment interests not affiliated with the Company; and (3) JWTR Holdings, LLC, a Delaware limited liability company, which is controlled, 50% owned and managed by Jeffrey Postal and is a business entity used by Mr. Postal for certain of his personal business and investment activities.   Jeffrey Postal is also the trustee of the Postal Family Trust 2004.  Jeffrey Postal, Mindy Postal and JWTR Holdings, LLC shall hereinafter be referred to collectively as the “Reporting Person(s)” and individually as “Mr. Postal,”  “Ms. Postal,” and “JWT.”

(b) The address of the principal business office of the Reporting Persons is 333 Las Olas Way, Number 1410, Fort Lauderdale, Florida 33301, located in Broward County.

(c) The principal business of Mr. Postal is as a businessman in South Florida and he has various business interests outside of the Company.  His service as an outside director of the Company is tangential to his primary business activities.   JWTR is a company 50% owned, controlled and managed by Mr. Postal as a vehicle for his personal business and investment activities.  Mindy Postal is the spouse of Jeffrey Postal and is a housewife.

(d) None of the Reporting Persons has during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Postal is a United States citizen and a natural person.   Ms. Postal is a United States citizen and a natural person.  JWTR is a Delaware limited liability company with executive offices in Fort Lauderdale, Florida.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of the funds for the shares of Common Stock acquired on October 11, 2013, the subject of this Amendment Number One the Schedule 13D by the Reporting Persons, is the personal funds of Mr. Postal and Ms. Postal.

Item 4.  Purpose of Transaction.

The purpose of this Amendment One to Schedule 13-D is to clarify the ownership of the shares of Common Stock by the Reporting Persons.

CUSIP No. 14070F102	13D	Page 6 of 6 Pages

As of the date of this Amendment One, Jeffrey Postal personally owns 6,656,250 shares of Common Stock; the Postal Family Trust 2004 owns 23,093,571 shares of Common Stock; JWTR owns 33,511,927 shares of Common Stock; and Jeffey and Mindy Postal, as joint tenants, own 64,000,000 shares of Common Stock.  As trustee of the Postal Family Trust 2004 and a principal of JWTR, but without admitting ownership of such shares, Jeffrey Postal may be deemed to own or control the shares of Common Stock owned by the Postal Family Trust 2004 and JWTR.

Item 5.  Interest in Securities of the Issuer.

See response in Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits. None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey Postal

/s/ Dr. Jeffrey Postal
Date: March 10, 2014

Mindy Postal

/s/ Mindy Postal
Date: March 10, 2014

JWTR HOLDINGS, LLC, a Delaware limited liability company

By:  /s/ Dr. Jeffrey Postal
Name:  Jeffrey Postal

Title:  Managing Member

Date: March 10, 2014